

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Michael Tattersfield
Chief Executive Officer
Krispy Kreme HoldCo, Inc.
2116 Hawkins Street
Charlotte, North Carolina 28203

> **Re: Krispy Kreme, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 22, 2021**
> **File No. 333-256664**

Dear Mr. Tattersfield:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1, filed June 22, 2021

Cover Page

1. We note your disclosure that "JAB and Olivier Goudet, Chairman of the Company, have indicated an interest in purchasing between $50 million and $100 million, and $5 million, respectively, in shares of common stock in this offering at a price equal to the price paid by the public, less the underwriting discount." In appropriate places in your filing, please disclose the percentage of your common shares that would be held by JAB after the consummation of your offering if it purchases the shares subject to the indication of interest.

<u>Prospectus Summary, page 1</u>

2. Please amend your disclosure to clearly and prominently define "the Distribution," considering your numerous references to the Distribution on your cover page and throughout your prospectus summary. As a related matter, we note your disclosure that "JAB has advised the Company that, immediately following the consummation of this offering and the application of proceeds therefrom, it <u>intends</u> to distribute approximately 124.8 million shares of the Company's common stock, representing approximately 77.0% of the Company's outstanding common stock, to its approximately 100 minority partners" (emphasis added). Please clarify whether JAB's distribution of these shares is a binding commitment, and if not, please clearly disclose the same. If applicable, please also prominently disclose JAB's percentage ownership of your shares after the offering if JAB does not effect the Distribution, and amend your disclosure to include any risks related to your possible status as a controlled company.

<u>Reorganization, page 57</u>

3. We note your disclosure that "[f]ollowing the date of the registration statement of which this prospectus forms a part, but prior to the completion of this offering, we will effect a 1,745 -for-1 split of each outstanding share of our common stock." Please amend your disclosure to clarify when you expect the split to take place in relation to effectiveness of the registration statement.

4. As a related matter, please tell us how you considered the guidance in SAB Topic 4:C regarding the planned stock split and determined that the current financial statement presentation is appropriate.

<u>Transactions to be Entered into in Connection with this Offering</u>
<u>Investors' Rights Agreement, page 154</u>

5. We note your response to comment 3, and your amended disclosure on page 154. Please briefly describe the "certain information rights between JAB and the company" that are governed by the Investors' Rights Agreement. If applicable, and in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to any disparity in access to information among investors created by these information rights.

<u>Exhibits</u>

6. We note the exclusive forum provision in section 7.07 of Exhibit 3.2. Please amend the disclosure in your exhibit to state, as you do on page 55 of your filing, that the provision does not apply to Exchange Act claims, or tell us how you will inform future investors of the provision's limited applicability.

7. The legal opinion appears to cover a total of 26,666,667 shares of common stock, which number includes 4,000,000 shares of common stock subject to the over-allotment option.

Michael Tattersfield
Krispy Kreme HoldCo, Inc.
June 24, 2021
Page 3

However the registration statement covers a total of 30,666,667 shares of common stock. Please revise the opinion accordingly.

You may contact Stephen Kim at (202) 551-3291 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael J. Zeidel